Exhibit 99.1

Focus Media Reports First Quarter 2009 Results

SHANGHAI, China, June 19, 2009 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the first quarter ended March 31, 2009.

Basis of Presentation

On December 22, 2008, the Company announced that it entered into a definitive agreement with SINA Corporation (“SINA”) to sell substantially all of the assets of Focus Media’s digital out-of-home advertising networks, including the LCD display network, poster frame network and certain in-store networks. The transaction is subject to customary closing conditions and certain regulatory approvals. Under the terms of the agreement, upon closing, SINA will issue 47 million newly issued ordinary shares to the Company as the consideration for the acquired assets. The Company will then distribute the SINA shares to its shareholders shortly after the closing. As a result of the above transaction, these lines of business have been accounted for as discontinued operations in accordance with U.S.GAAP.  The assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. Therefore, non-GAAP financial measure for discontinued operations in the first quarter of 2009 excluded not only the non-cash share-based compensation, acquired intangible asset amortization expense resulting from acquisitions, impairment charges of goodwill, acquired intangible assets and fixed assets but also depreciation expenses of fixed assets.

Highlights for First Quarter 2009:

● Net revenue for continuing operations was $66.7 million, declining 24% from $87.2 million for the fourth quarter of 2008 and declining 14% from $78.0 million for the first quarter of 2008 and surpassing the Company’s previous guidance of no less than $55.5 million.

● Net revenue for discontinued operations was $64.4 million, a sequential decrease of 39% from $104.9 million for the fourth quarter of 2008 and decrease of 23% from $83.6 million for the first quarter of 2008 and slightly below the Company’s previous guidance of no less than $65.7 million.

● Net loss from continuing operations was $17.7 million, compared to net loss from continuing operations of $424.5 million for the fourth quarter of 2008 and net income from continuing operations of $1.0 million for the first quarter of 2008.

● Non-GAAP net income from continuing operations was $3.3 million, compared to non-GAAP net income from continuing operations of $5.0 million for the fourth quarter of 2008 and non-GAAP net income from continuing operations of $10.0 million for the first quarter of 2008.

● Net income from discontinued operations was $12.0 million, compared to net loss from discontinued operations of $380.3 million for the fourth quarter of 2008 and net loss from discontinued operations of $54.6 million for the first quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The Company historically recorded $8.8 million and $5.5 million of depreciation expenses for the fourth quarter of 2008 and the first quarter of 2008, respectively, in discontinued operations.

● Non-GAAP net income from discontinued operations was $15.3 million, compared to non-GAAP net income from discontinued operations of $42.7 million for the fourth quarter of 2008 and non-GAAP net income from discontinued operations of $35.0 million for the first quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The Company has historically recorded $8.8 million and $5.5 million of depreciation for the fourth quarter of 2008 and the first quarter of 2008, respectively, in discontinued operations.

● Net loss attributable to shareholders was $5.7 million or a loss of $0.04 per fully diluted ADS, compared to net loss attributable to shareholders of $802.5 million for the fourth quarter of 2008 or a loss of $6.24 per fully diluted ADS and net loss attributable to shareholders of $53.8 million for the first quarter of 2008 or a loss of $0.42 per fully diluted ADS.

● Capital expenditures were $6.0 million, all attributable to discontinued operations.

● Earn-out payments for continuing operations and discontinued operations were $1.9 million and $4.5 million respectively.

● Bad debt provision for continuing operations was $1.8 million and for discontinued operations was $5.5 million.

● The Company has decided to cease expansion of its digital poster frame network in light of uncertain demand for our advertising services. We don’t expect to renew the expansion of our digital poster frame network in predictable future. As part of assets to be sold to SINA, in accordance with US GAAP, the company did not perform recoverability test for this asset. The net book value of the asset amounts to $23.6 million.

● We plan to cease operation of our advertising platform (a boat owned and operated by us) on Huang Pu River in compliance to a rule promulgated by Shanghai Municipal Government. The net book value of the boat is $12.4 million.

First Quarter 2009 balance sheet results

● Cash and cash equivalents for continuing operations were $131.9 million, a 7% decline from $142.4 million as of December 31, 2008.

● Cash and cash equivalents for discontinued operations were $271.7 million, a 3% decline from $280.5 million as of December 31, 2008.

● Accounts receivable for continuing operations was 117.3 million as of March 31, 2009, a 13% decline from $135.3 million as of December 31, 2008, mainly due to the decline from internet division.

● Accounts receivable for discontinued operations was 122.1 million as of March 31, 2009, a 15% decline from $143.6 million as of December 31, 2008, mainly due to the decline from LCD display network.

First Quarter 2009 financial results

1)	For Continuing operations:

Advertising revenue from the movie theater and outdoor traditional billboard network was $19.2 million in the first quarter of 2009, representing a decrease of 11% from 21.6 million for the fourth quarter of 2008 and a 17% increase from $16.4 million for the first quarter of 2008.

Internet advertising service revenue was $47.1 million for the first quarter of 2009, a 25% decline from $62.4 million for the fourth quarter of 2008 and a slight decline of 5% from $49.6 million for the first quarter of 2008.

Non-GAAP gross profit for the movie theater and outdoor billboard networks for the first quarter of 2009 was $6.0 million, representing a 17% decline from $7.2 million for the fourth quarter of 2008 and a 25% increase from $4.8 million for the first quarter of 2008.

Non-GAAP gross profit from our Internet advertising services for the first quarter of 2009 was $10.6 million, representing a 14% decline from $12.3 million for the fourth quarter of 2008 and an 18% decline from $13.0 million for the first quarter of 2008.

Non-GAAP operating expense for continuing operations for the first quarter of 2009 was $12.0 million, representing a 18% decline from $14.6 million for the fourth quarter of 2008 and a 10% increase from $10.9 million for the first quarter of 2008.

2) For Discontinued operations:

Advertising revenue from the LCD display network was $34.4 million for the first quarter of 2009, a 41% decline from $58.6 million for the fourth quarter of 2008 and a 25% decline from $45.9 million for the first quarter of 2008.

Advertising revenue from the in-elevator poster frame network was $23.5 million for the first quarter of 2009, a 40% decline from $39.2 million for the fourth quarter of 2008 and a 20% decline from $29.2 million for the first quarter of 2008.

Advertising revenue from the in-store network was $6.3 million for the first quarter of 2009, a 6% decline from $6.7 million for the fourth quarter of 2008 and an 11% increase from $5.7 million for the first quarter of 2008.

As of March 31, 2009, the total installed base of LCD displays and digital frames in our commercial location network was 131,219 nationwide, including 125,796 displays through our directly owned networks, and 5,423 displays through our regional distributors. The total number of non-digital frames available for sale on our in-elevator poster frame network was 288,423 as of March 31, 2009. In addition, as of March 31, 2009, we had 39,546 digital frames installed in our poster frame network. The total number of displays installed in our in-store network was 42,340 as of March 31, 2009.

Non-GAAP gross profit for the LCD display network for the first quarter of 2009 was $23.2 million, representing a 47% decline from $43.5 million for the fourth quarter of 2008 and a 27% decline from $31.9 million for the first quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The depreciation expense included in cost of sales for the LCD display network in the fourth quarter of 2008 and the first quarter of 2008 was $4.8 million and $2.9 million respectively.

Non-GAAP gross profit for the in-elevator poster frame network for the first quarter of 2009 was $11.2 million, representing a 53% decline from $23.8 million for the fourth quarter of 2008 and a 53% decline from $19.8 million for the first quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The depreciation expense included in cost of sales for the in-elevator poster frame network in the fourth quarter of 2008 and the first quarter of 2008 was $1.8 million and $0.7 million respectively.

Non-GAAP gross profit for the in-store network for the first quarter of 2009 was $2.3 million, more than tripled $0.5 million for the fourth quarter of 2008 and compared to gross loss of $1.8 million for the first quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The depreciation expense included in cost of sales for the in-store network in the fourth quarter of 2008 and the first quarter of 2008 was $1.7 million and $1.6 million respectively.

Non-GAAP operating expense for discontinued operations for the first quarter of 2009 was $22.3million, representing a 21% increase from $18.4 million for the fourth quarter of 2008 and a 34% increase from $16.6 million for the first quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The depreciation expense included in operating expense for discontinued operations in the fourth quarter of 2008 and the first quarter of 2008 was $0.5 million and $0.3 million respectively.

The Company historically recorded $8.8 million and $5.5 million of depreciation expenses for the first quarter of 2008 and the fourth quarter of 2008, respectively, in discontinued operations.

Business Outlook for First Quarter 2009

The Company provides the following guidance with respect to the second quarter ending June 30, 2009:
Net revenues from continuing operations are expected to be no less than $69.0 million;
Net revenues from discontinued operations are expected to be no less than $81.5 million.

Changes of senior management

On January 26, 2009, the Company announced that Jason Jiang, Focus Media’s executive chairman, resumed his position as chief executive officer to replace Dr. Tan Zhi who continued with the Company as an executive director. On the same day, Focus Media further announced the appointment of Alex Deyi Yang as acting chief financial officer to replace Daniel Wu, who resigned to pursue other professional interests.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides Non-GAAP financial measures, including Non-GAAP gross profit, Non-GAAP net income and Non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation, acquired intangible asset amortization expense resulting from acquisitions, impairment charges of goodwill, acquired intangible assets and fixed assets. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its Non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP/Non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

1)	Reconciliation of GAAP gross profit and net income to Non-GAAP gross profit and net income for continuing operations.

	Three months ended March 31, 2009
	GAAP	(1)	(2)	(3)	(4)	Non-GAAP
Net revenue
Movie Theater & Outdoor Billboard network	19,211					19,211
Internet advertising	47,129					47,129
Others	354					354
Total	66,694					66,694
Cost of sales
Movie Theater & Outdoor Billboard network	14,164	—	(972)	—	—	13,192
Internet advertising	38,143	—	(1,564)	—	—	36,579
Others	323	—	(14)	—	—	309
Total	52,630	—	(2,550)	—	—	50,080
Gross profit
Movie Theater & Outdoor Billboard network	5,047	—	972	—	—	6,019
Internet advertising	8,986	—	1,564	—	—	10,550
Others	31	—	14	—	—	45
Total	14,064	—	2,550	—	—	16,614
Operating expense	30,439	(4,754)	(1,912)	(9,271)	(2,466)	12,036
Operating income (loss)	(16,375)	4,754	4,462	9,271	2,466	4,578
Net income (loss) from continuing operations	(17,672)	4,754	4,462	9,271	2,466	3,281

(1). Stock-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill
(4). One-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes.

	Three months ended December 31, 2008
	GAAP	(1)	(2)	(3)	(4)	(5)	Non-GAAP
Net revenue
Movie Theater & Outdoor Billboard network	21,646						21,646
Internet advertising	62,406						62,406
Others	3,106						3,106
Total	87,158						87,158
Cost of sales
Movie Theater & Outdoor Billboard network	15,375	—	(976)	—	—	—	14,399
Internet advertising	51,701	—	(1,573)	—	—	—	50,128
Others	3,504	—	(897)	—	248	—	2,855
Total	70,580	—	(3,446)	—	248	—	67,382
Gross profit (loss)
Movie Theater & Outdoor Billboard network	6,271	—	976	—	—	—	7,247
Internet advertising	10,705	—	1,573	—	—	—	12,278
Others	(398)	—	897	—	(248)	—	251
Total	16,578	—	3,446	—	(248)	—	19,776
Operating expense	440,018	(5,261)	(3,073)	(222,587)	(194,040)	(436)	14,621
Operating income (loss)	(423,440)	5,261	6,519	222,587	193,792	436	5,155
Net income (loss) from continuing operations	(424,481)	5,261	6,519	222,587	194,297	860	5,043

(1). Stock-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill, acquired intangible assets and fixed assets.

(4). Loss from restructuring of CGEN in-store networks and termination of wireless business and disposal of other subsidiaries and affiliates.

(5). Write-off of consideration receivables resulting from the sale of previously acquired subsidiaries back to their original shareholders.

Three months ended March 31, 2008
	GAAP	(1)	(2)	Non-GAAP
Net revenue
Movie Theater & Outdoor Billboard network	16,378			16,378
Internet advertising	49,568			49,568
Others	12,019			12,019
Total	77,965			77,965
Cost of sales
Movie Theater & Outdoor Billboard network	12,535	—	(932)	11,603
Internet advertising	38,696	—	(2,164)	36,532
Others	9,942	—	(857)	9,085
Total	61,173	—	(3,953)	57,220
Gross profit
Movie Theater & Outdoor Billboard network	3,843	—	932	4,775
Internet advertising	10,872	—	2,164	13,036
Others	2,077	—	857	2,934
Total	16,792	—	3,953	20,745
Operating expense	15,918	(2,837)	(2,180)	10,901
Operating income (loss)	874	2,837	6,133	9,844
Net income (loss) from continuing operations	1,000	2,837	6,133	9,970

(1). Stock-based compensation
(2). Amortization of acquired intangible assets

2)	Reconciliation of GAAP gross profit and net income to Non-GAAP gross profit and net income for discontinued operations.

	Three months ended March 31, 2009
		Stock-based
	GAAP	compensation	Non-GAAP
Net revenue
LCD display network	34,432		34,432
Poster Frame network	23,538		23,538
In-store network	6,344		6,344
Others	39		39
Total	64,353		64,353
Cost of sales
LCD display network	11,521	(246)	11,275
Poster Frame network	12,345	—	12,345
In-store network	4,052	—	4,052
Others	—	—	—
Total	27,918	(246)	27,672
Gross profit
LCD display network	22,911	246	23,157
Poster Frame network	11,193	—	11,193
In-store network	2,292	—	2,292
Others	39	—	39
Total	36,435	246	36,681
Operating expense	25,368	(3,105)	22,263
Operating income (loss) from discontinued operations	11,067	3,351	14,418
Net income (loss) from discontinued operations	11,998	3,351	15,349

	Three months ended December 31, 2008
	GAAP	(1)	(2)	(3)	(4)	(5)	Tax effect	Non-GAAP
Net revenue
LCD display network	58,617							58,617
Poster Frame network	39,227							39,227
In-store network	6,739							6,739
Others	320							320
Total	104,903							104,903
Cost of sales
LCD display network	16,305	(314)	(859)	—	—	—	—	15,132
Poster Frame network	17,655	—	(2,257)	—	—	—	—	15,398
In-store network	6,197	—	—	—	—	—	—	6,197
Others	29	—	(10)	—	—	—	—	19
Total	40,186	(314)	(3,126)	—	—	—	—	36,746
Gross profit
LCD display network	42,312	314	859	—	—	—	—	43,485
Poster Frame network	21,572	—	2,257	—	—	—	—	23,829
In-store network	542	—	—	—	—	—	—	542
Others	291	—	10	—	—	—	—	301
Total	64,717	314	3,126	—	—	—	—	68,157
Operating expense	423,923	(7,069)	(966)	(397,156)	—	(365)	—	18,367
Operating income (loss) from discontinued operations	(359,206)	7,383	4,092	397,156	—	365	—	49,790
Net income (loss) from discontinued operations	(380,256)	7,383	4,092	397,156	13,941	1,340	(914)	42,742

(1). Stock-based compensation
(2). Amortization of acquired intangible assets
(3). Impairment charges of goodwill, acquired intangible assets and fixed assets

(4). Loss from restructuring of CGEN in-store networks and termination of wireless business and disposal of other subsidiaries and affiliates.

(5). Write-off of consideration receivables resulting from the sale of previously acquired subsidiaries back to their original shareholders.

	Three months ended March 31, 2008
	GAAP	(1)	(2)	(3)	Non-GAAP
Net revenue
LCD display network	45,912				45,912
Poster Frame network	29,179				29,179
In-store network	5,727				5,727
Others	2,782				2,782
Total	83,600				83,600
Cost of sales
LCD display network	15,242	(304)	(884)	—	14,054
Poster Frame network	11,724	—	(2,348)	—	9,376
In-store network	7,486	—	—	—	7,486
Others	480	—	(146)	—	334
Total	34,932	(304)	(3,378)	—	31,250
Gross profit (loss)
LCD display network	30,670	304	884	—	31,858
Poster Frame network	17,455	—	2,348	—	19,803
In-store network	(1,759)	—	—	—	(1,759)
Others	2,302	—	146	—	2,448
Total	48,668	304	3,378	—	52,350
Operating expense	23,232	(5,483)	(1,169)	—	16,580
Operating income (loss) from discontinued operations	25,436	5,787	4,547	—	35,770
Net income (loss) from discontinued operations	(54,612)	5,787	4,547	79,322	35,044

(1). Stock-based compensation
(2). Amortization of acquired intangible assets
(3). Impairment of disposal group

CONFERENCE CALL

The Company will host a conference call to discuss the first quarter 2009 results at 9:00 p.m. U.S. Eastern Time on June 21, 2009 (6:00 p.m. U.S. Pacific Time on June 21, 2009 and 9:00 a.m. Beijing/Hong Kong Time on June 22, 2009). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number+1 866 700 0161, Hong Kong dial-in number +852 3002 1672, International dial-in number +1 617 213 8832; Pass code: 16559808.

A replay of the call will be available from June 21, 2009 11:00 pm until June 29, 2009 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number+1 888-286-8010, International dial-in number +1 617-801-6888; Pass code 81067619. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of March 31, 2009, Focus Media’s digital out-of-home advertising network had approximately 131,000 LCD display and digital frames in its commercial location network and approximately 328,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 230 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in Thousands)
	2009-3-31	2008-12-31
ASSETS
Current assets
Cash and cash equivalents	131,918	142,434
Accounts receivable, net	117,250	135,270
Inventories	34	25
Prepaid expenses and other current assets	15,048	15,117
Deposit paid for acquisition of subsidiaries	28,734	29,676
Amount due from related parties	5,603	7,913
Rental deposits	10,029	10,090
Assets held for sale-current	470,413	467,046

Total current assets	779,029	807,571
Rental deposits	119	133
Equipment, net	5,752	6,292
Acquired intangible assets, net	73,243	77,713
Goodwill	32,820	30,700
Other long term assets	8,931	10,736
Assets held for sale-non current	610,919	599,149

Total assets	1,510,813	1,532,294

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	64,254	67,905
Accrued expenses and other current liabilities	66,115	61,911
Income taxes payable	10,909	12,622
Amount due to related parties	12,020	15,687
Liabilities held for sale-current	143,426	160,739

Total current liabilities	296,724	318,864
Liabilities held for sale-non current	1,741	1,959
Deferred tax liabilities	11,578	11,581

Total liabilities	310,043	332,404

Shareholders' equity
Ordinary shares	32	32
Additional paid in capital	1,668,081	1,659,833
Retained earnings (deficit)	(539,662)	(533,969)
Accumulated other comprehensive income	70,194	71,888

Total shareholders’ equity	1,198,645	1,197,784

Noncontrolling interest	2,125	2,106

Total equity	1,200,770	1,199,890

Total liabilities and shareholders’ equity	1,510,813	1,532,294

Focus Media Holding Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except Earning per ADS and ADS data)

	Three months ended
	2009-3-31	2008-12-31	2008-3-31
Revenues
Movie Theater & Outdoor Billboard network	19,846	22,380	17,075
Internet advertising	48,940	64,622	51,450
Others	370	3,428	13,264

Total gross revenues	69,156	90,430	81,789
Business Tax	2,462	3,272	3,824

Net revenue	66,694	87,158	77,965

Cost of revenues
Movie Theater & Outdoor Billboard network	13,040	14,399	11,602
Internet advertising	36,579	50,128	36,532
Others	461	2,606	9,086
Amortization of acquired intangible assets	2,550	3,447	3,953
Total cost of revenues	52,630	70,580	61,173

Gross profit	14,064	16,578	16,792
Operating expenses
General and administrative	14,051	16,750	8,460
Selling and marketing	8,023	10,253	7,634
Impairment loss	9,271	222,587	—
Loss from CGEN restructuring	—	190,466	—
Other operating income	(906)	(38)	(176)
Total operating expenses	30,439	440,018	15,918

Operating income (loss)	(16,375)	(423,440)	874

Non-operating expenses (income)	(416)	4,119	(882)

Income (loss) from continuing operations before income taxes	(15,959)	(427,559)	1,756

Provision from income taxes	(1,713)	3,078	(756)
Net income (loss) from continuing operations	(17,672)	(424,481)	1,000

Net income (loss) from discontinued operations, net of tax	11,998	(380,256)	(54,612)

Net Loss	(5,674)	(804,737)	(53,612)

Less:
Net income (loss) attributable to noncontrolling interest	19	(2,246)	198

Net loss attributable to shareholders	(5,693)	(802,491)	(53,810)

Income (Loss) per ADS from continuing operations — basic & diluted	(0.13)	(3.28)	0.01
Income (Loss) per ADS from discontinued operation – basic & diluted	0.09	(2.96)	(0.43)
Loss per ADS-basic & diluted – basic & diluted	(0.04)	(6.24)	(0.42)
Shares used in calculating basic income/(loss) per ADS	129,218,960	128,607,842	128,049,333
Shares used in calculating diluted income/(loss) per ADS	129,218,960	128,607,842	131,394,654

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended
	2009-3-31	2008-12-31	2008-3-31
Operating activities:
Net loss	(5,674)	(804,737)	(53,612)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Bad debt provision	7,280	8,597	1,415
Share-based compensation	8,105	12,644	8,624
Depreciation and amortization	493	9,623	6,481
Amortization of acquired intangible assets	4,462	10,611	10,680
Changes in assets and liabilities, net of effects of acquisitions	1,254	23,070	(45,294)
Realized gain on disposal of available-for-sale securities	(103)	(415)	—
Investment income from an equity method investee	(51)	(427)	—
(Gain)/loss on disposal of subsidiaries	(240)	189,441	—
Gain on earn out payment renegotiation	(1,052)	—	—
Loss on disposal of an equity method investment	—	437	—
Impairment provisions for goodwill, acquired intangible assets and fixed assets	9,271	634,420	79,322
Loss on disposal of equipment	117	304	—

Net cash provided by operating activities	23,862	83,568	7,616

Investing activities:
Purchase of equipment and other long term assets	(6,026)	(7,106)	(18,795)
Acquisition of an intangible asset	—	—	(1,767)
Purchase of subsidiaries, net of cash acquired	(6,353)	(14,775)	(84,989)
Deposits paid to acquire subsidiaries	—	—	(13,369)
Disposal of subsidiaries	(584)	—	—
Purchase of a short-term investment	(29,257)	—	—
Purchase of available-for-sale securities	—	—	(37,688)
Proceeds from sale of available-for-sale securities	688	7,365	—

Net cash used in investing activities	(41,532)	(14,516)	(156,608)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	143	1,535	4,503
Share repurchase	—	(17,502)	—
Proceeds from short-term debts	—	—	370
Capital injection from minority shareholders	—	—	214
Repayment of short-term debts	—	—	(30,041)

Net cash provided by/(used in) financing activities	143	(15,967)	(24,954)

Effect of exchange rate changes	(1,807)	(3,341)	19,498

Net (decrease) increase in cash and cash equivalents	(19,334)	49,744	(154,448)
Cash and cash equivalents, beginning of period	422,916	373,172	450,416

Cash and cash equivalents, end of period	403,582	422,916	295,968

Supplemental disclosure of cash flow information:
Income taxes paid	4,853	8,728	1,790

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Value of ordinary share consideration	—	500	—
Accounts payable	73,147	60,501	25,247